                                          Exhibit 21.
Subsidiaries of The National Security Group, Inc.	State of Incorporation
The National Security Insurance Company (NSIC)	Alabama
The National Security Fire & Casualty Company (NSFC)	Alabama
Omega One Insurance Company (Omega One)	Alabama